April 28, 2025

Caroline Litchfield
Executive Vice President and Chief Financial Officer
Merck & Co., Inc.
134 East Lincoln Ave.
Rahway, NJ 07065

        Re: Merck & Co., Inc.
            Form 10-K for Fiscal Year Ended December 31, 2024
            File No. 1-06571
Dear Caroline Litchfield:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences